Exhibit 4.1

FRANCE TELECOM

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING OF JANUARY 26, 2006.

On January 26th in the year two thousand and six, at 10:00 a.m., the Board of Directors of the société anonyme France Telecom met at the registered office of the company in the 15th Arrondissement of Paris at 6, place d’Alleray upon notice duly given by the Chairman dated January 20th, 2006.

* * * * * *

The Chairman noted that, more than half of the directors being present, a quorum of the Board was established.

* * * * * *

Item 1.2 – Setting the Amount of the Chairman’s Compensation

The Chairman recalled that pursuant to Article 18 of the by-laws, the Board is required to determine the Chairman’s remuneration and related details, and gave the floor to Mr. Roulet.

The Chairman of the Compensation, Nominating and Governance Committee (CNGC) recommends on behalf of the CNGC that the Board renew the compensation package of the Chairman of France Telecom on its existing terms as determined at the March 7th, 2005 Board meeting . This compensation package breaks down as follows:

1 The Chairman receives fixed gross annual compensation of EUR 900,000;

2 He is also entitled to a bonus based entirely on the factors and objectives comprising the ‘Group Solidarity’ component of the bonus set for the members of the Executive Committee. The target rate set for full achievement of this bonus is equal to 50% of fixed gross annual compensation.

3 In terms of benefits in kind, the Chairman has use of a company car with driver. He is entitled to use the services of consulting firms providing personal legal assistance linked to his duties for up to 100 hours of consulting services per year. He also has a phone line with unlimited calls (executive line) and the equipment (notably IT) required for the performance of his function;

4 Mr. Didier Lombard is covered by the France Telecom Group’s supplementary personal protection scheme (régime de prévoyance complémentaire). For the duration of his period in office, Mr. Didier Lombard will continue to be covered by the supplementary pension scheme set up for “non-grid” (hors grille) members of staff, on the basis that he had been placed outside the salary grid before the age of 55;

After having deliberated, the Board decided by a majority vote to approve this proposal. The Chairman did not take part in the vote, Mr Bernardi abstained, and Mrs. Adam and Mr Gaveau voted against the proposal.

* * * * * *

After having deliberated, the Board decided by a majority vote, in accordance with Article L.225-38 of the Commercial Code, to grant a severance package to Didier Lombard equivalent to 21 months of his last total gross annual compensation, following decision by the Board of Directors, in the event that his period of office is terminated by decision of the Board, and if in addition he is obliged as a consequence to leave the Group with his contract of employment having been broken off. This severance compensation includes the contractual redundancy allowance. The Chairman did not take part in the vote, and Mrs. Adam, Mr. Bernardi and Mr. Gaveau voted against the motion.

* * * * * *

Item 3 – Report of the Chairman of the Compensation, Nominating and Governance Committee

The Chairman invited Mr. Roulet, Chairman of the Compensation, Nominating and Governance Committee, to report on the most recent meeting of the Committee.

* * * * * *

1. Proposed calculation method for the Chairman’s 1st half 2006 bonus

By way of introduction, the CNGC Chairman recalled the workings of the bonus mechanism for the second half of 2005.

For the second half of 2005, the Chairman’s bonus mechanism was built on the following elements:

■	Three France Telecom Group performance indicators, namely:

-	The growth rate in revenues on a comparable basis: weighting 35%

-	Operating Income: weighting 30%

-	The TOP indicator: GOM minus capital expenditures (CAPEX) plus improvement in working capital requirements: weighting 35%

■	Target ranges for the above three indicators delimited as follows:

-	Revenue growth rate target plus or minus 2 points

-	Operating Income and TOP targets plus or minus 10%.

■	A bonus of 50% of fixed compensation, based on full achievement of objectives (the same bonus rate as for members of the Executive Committee).

■	Elasticity curves for the three performance indicators varying from 0 to 1.33 with a ceiling on the Chairman’s bonus of 1.33 x 50% = 66.5% of fixed compensation, in the event that the three indicators achieved are above the upper limits established for these targets.

For the first half of 2006, the proposed arrangement is designed to simplify that of 2005 which proved somewhat redundant with regard to its last two indicatorsm Operating Income and TOP; and to emphasize Group profitability and growth.

The proposed mechanism for first half 2006 is the following:

■	Two France Telecom Group indicators, namely:

-	The growth rate in revenues on a comparable basis: weighting 50%

-	Free Cash Flow: GOM minus CAPEXplus improvement in working capital requirements: weighting 50%

■	Targets ranges for the above three indicators delimited as follows:

-	Revenue growth rate target plus or minus 1 point

-	Free Cash Flow plus or minus 5%.

■	A target bonus maintained at 50% and a maximum reaching up to 66.5%, as was the case for the second half of 2005.

* * * * * *

The CNGC recommends to the Board that it adopt the new mechanism for the Chairman’s bonus based on the two indicators mentioned above, constituting the priority objectives of the Group.

* * * * * *

The Chairman submits the CNGC proposal to a vote by the Board members, indicating that he will not take part in the vote. The proposal regarding the method for calculating the Chairman’s bonus for the first half of 2006 is adopted by majority vote. Mr. Bernardi abstained and Mrs. Adam and Mr. Gaveau voted against the motion.